SEC Mail Processing
Feb 27 2009
Washington, DC
106

09058312

SECUR MMISSION

OMB APPROVAL
OMB Number: 3235-0123
SEC FILE NUMBER
8-65946

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) **AND ENDING** 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DAS FINANCIAL SERVICES, INC.**

OFFICIAL USE ONLY

FIRM ID. NO. 127038

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIVE TOWER BRIDGE, 300 BARR HARBOR DR, SUITE 200
(No. and Street)

WEST CONSHOHOCKEN (City) PA (state) 19428 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RYAN CORREIA 484-342-4404
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ISDANER & COMPANY LLC
(Name - if individual, state *last, first, middle name*)

THREE BALA PLAZA, SUITE 501 WEST (Address) BALA CYNWYD (City) PA (state) 19004 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I ALAN COHN **swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of** DAS FINANCIAL SERVICES, INC **as of** December 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:**

Signature

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MITCHELL E. BEDNOFF, Notary Public
West Conshohocken Boro., Montgomery Co.
My Commission Expires December 10, 2011

This report contains (check all applicable boxes):**

[x] (a) Facing page
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g)Computation of Net Capital.
[x] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[x] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[x] (n) A report on Internal Controls.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

ISDANER &
COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

DAS FINANCIAL SERVICES, INC.

DECEMBER 31, 2008 AND 2007

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484
(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • www.isdanerllc.com

CONTENTS

ISDANER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Certified Public Accountants

Board of Directors
DAS Financial Services, Inc.

We have audited the accompanying statements of financial condition of DAS Financial Services, Inc. as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DAS Financial Services, Inc. as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The supplementary information on page 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Isdaner & Company LLC

January 14, 2009

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484
(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • www.isdanerllc.com

DAS FINANCIAL SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2008 AND 2007

ASSETS

	2008	2007
Cash	$32,038	$71,274
Prepaid expenses	5,871	5,049
	$37,909	$76,323

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
Liabilities:		
Accounts payable	$ 6,455	$ 3,500
Stockholders' equity:		
Common stock - authorized, issued and outstanding, 1,000 shares without par value	44,500	44,500
Additional paid-in capital	30,000	30,000
Accumulated deficit	(43,046)	(1,677)
	31,454	72,823
	$37,909	$76,323

The accompanying notes are an integral part of these statements.

DAS FINANCIAL SERVICES, INC.

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Operating revenue	$24,458	$42,113
Operating expenses:		
Management fees	30,686	31,500
Professional fees	11,400	9,900
Other	24,284	21,268
	66,370	62,668
Operating loss	(41,912)	(20,555)
Other income:		
Interest	543	5,732
FINRA rebate	-	35,000
Net income (loss)	($41,369)	$20,177

The accompanying notes are an integral part of these statements.

DAS FINANCIAL SERVICES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total
	Shares	Amount			
Balance, December 31, 2006	1,000	$44,500	$30,000	$108,146	$182,646
Net income - 2007	-	-	-	20,177	20,177
Distributions	-	-	-	(130,000)	(130,000)
Balance, December 31, 2007	1,000	$44,500	$30,000	($1,677)	$72,823
Net loss - 2008	-	-	-	(41,369)	(41,369)
Balance, December 31, 2008	1,000	$44,500	$30,000	($43,046)	$ 31,454

The accompanying notes are an integral part of these statements.

DAS FINANCIAL SERVICES, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Cash flows from operating activities:		
Net income	($41,369)	$ 20,177
Adjustments to reconcile net income to net cash used in operating activities:		
Decrease in prepaid expenses	(822)	952
Increase in accounts payable	2,955	500
Net cash provided by (used in) operating activities	(39,236)	21,629
Cash flows from financing activities:		
Distributions	-	(130,000)
Net cash used in financing activities	-	(130,000)
Net decrease in cash	(39,236)	(108,371)
Cash at beginning of year	71,274	179,645
Cash at end of year	$32,038	$ 71,274

The accompanying notes are an integral part of these statements.

DAS FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

(1) SUMMARY OF ACCOUNTING POLICIES

Nature of Operations

DAS Financial Services, Inc. ("DAS") is a broker-dealer registered under the Securities Exchange Act of 1934.

Revenue

Commission revenue and Rule 12B-1 service fees are earned under written contracts with investment companies and are recorded on a trade-date basis as securities transactions occur. One investment company accounted for 62% and 87% of DAS's operating revenue for 2008 and 2007, respectively.

Income Taxes

DAS has elected to be taxed as an S corporation under the Internal Revenue and Pennsylvania income tax codes. Under these provisions, DAS does not pay federal or Pennsylvania income taxes on its taxable income. DAS's income or loss is included in the income tax returns of the stockholders.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) FINRA REBATE

In 2007 the Financial Industry Regulatory Authority (FINRA) was formed by a consolidation of the National Association of Securities Dealers, Inc. and the enforcement arm of the New York Stock Exchange. FINRA assumed responsibility for regulatory oversight of securities firms under the Securities Exchange Act of 1934. In connection with the consolidation, FINRA adjusted its Gross Income Assessment structure and issued rebates to member firms, including $35,000 to DAS.

(3) RELATED PARTY TRANSACTIONS

DAS is affiliated with Sage Financial Group and affiliates ("Sage") by reason of common ownership. In 2008 and 2007, DAS paid $30,686 and $31,500, respectively, to Sage for management, financial and other services and $5,460 in each year for shared expenses.

(4) NET CAPITAL REQUIREMENTS

DAS is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital. At December 31, 2008, DAS's "aggregate indebtedness" and "net capital" (as defined) were $6,455 and $20,582, respectively, and its aggregate indebtedness to net capital ratio was .31 to 1.0. "Net capital" exceeded required net capital by $15,582 at that date. Rule 15c3-1 provides that equity capital may not be withdrawn if the resulting net capital of a broker-dealer would be less than the amount required under the Rule.

A calculation was not made of the reserve requirement under Rule 15c3-3 because DAS claims an exemption under Subsection (k)(1).

DAS FINANCIAL SERVICES, INC.

SUPPLEMENTARY INFORMATION REQUIRED UNDER RULE 15c3-1

DECEMBER 31, 2008

NET CAPITAL	
Total stockholders' equity	$31,454
Total available capital	31,454
Less other deductions:	
Excess fidelity bond	5,000
Less nonallowable assets:	
Accounts receivable	652
Deposits	317
Prepaid expenses	4,903
Net capital	$20,582
AGGREGATE INDEBTEDNESS	
Accounts payable	$ 6,455
Total aggregate indebtedness	$ 6,455
Ratio of aggregate indebtedness to net capital	31%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 430
Required net capital	$ 5,000
Excess net capital	$15,582
Excess net capital at 1000%	$19,936
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2008)	
Net capital as reported in Company's Form X-17A-5, Part II (unaudited)	$20,582
Net capital per this report	$20,582

ISDANER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5

Board of Directors
DAS Financial Services, Inc.

In planning and performing our audit of the financial statements of DAS Financial Services, Inc. ("the Company") for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484
(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • www.isdanerllc.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 14, 2009